Fathom, LLC
Balance Sheets
As of December 31, 2016 and 2015
(unaudited)

	2016	2015
ASSETS		
Current assets:		
Cash	$ 113,576	$ 9,485
Grant award receivable	-	5,000
Total current assets	113,576	14,485
Property, plant and equipment, net	13,346	2,564
TOTAL ASSETS	126,922	17,049
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	1,950	-
Accrued interest - convertible notes	2,616	1,012
Deferred revenue	212,156	-
Convertible notes payable, current	20,000	-
Total current liabilities	236,722	1,012
Convertible notes payable, long term	-	20,000
TOTAL LIABILITIES	236,722	21,012
Commitments & contingencies	-	-
Members' equity (deficit):		
Members' equity, 100,000 units authorized.		
76,000 and 40,000 units issued and outstanding, respectively.	144	104
Accumulated deficit	(109,944)	(4,067)
Total members' deficit	(109,800)	(3,963)
TOTAL LIABILITIES & MEMBERS' EQUITY (DEFICIT)	$ 126,922	$ 17,049

See independent accountants' review report
The accompanying notes are an integral part of these financial statements